

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

J. Carney Hawks
Chief Executive Officer
Hawks Acquisition Corp
600 Lexington Avenue, 9th Floor
New York, NY 10022

> **Re: Hawks Acquisition Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 16, 2021**
> **File No. 333-258264**

Dear Mr. Hawks:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1 Filed September 16, 2021

Cover Page

1. We note your revised disclosure in response to comment 3, including that you have received indications of interest from 13 anchor investors. We also note your disclosure that the anchor investors "have expressed to us an interest in purchasing an aggregate of over $200 million of units in this offering at the offering price." Please revise to quantify the full investment amount that you expect to receive from the 13 anchor investors, clarify whether the anchor investors will purchase shares from the underwriters' over-allotment amount, and elaborate on how you expect to meet the minimum initial distribution standards of the NYSE's listing standards.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brian M. Janson